Exhibit 99.3

Management’s Responsibility for Financial Reporting

Management of Brookfield Residential Properties Inc. (“Brookfield Residential”) is responsible for the integrity and fair presentation of the financial information, including the consolidated financial statements and management’s discussion and analysis and review, contained in this annual report. To fulfill this responsibility, the Company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable information is produced. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include some amounts based on management’s best estimates and careful judgment in the circumstances. The consolidated financial statements include the accounts of Brookfield Residential and all of its subsidiaries (collectively, the “Company”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements.

Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) standards to enable them to express to the Board of Directors and shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accounts is set out on the following page.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting. The Board of Directors carries out these responsibilities primarily through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

/s/ Alan Norris

Alan Norris
President and Chief Executive Officer

/s/ Craig J. Laurie

Craig J. Laurie
Executive Vice-President and Chief Financial Officer

Calgary, Canada
February 13, 2012

Brookfield Residential Properties Inc.	25

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Residential Properties Inc.

We have audited the accompanying consolidated financial statements of Brookfield Residential Properties Inc. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2011 and 2010, and the consolidated statements of operations, equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Residential Properties Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to these consolidated financial statements, on March 31, 2011, the Company became a public company pursuant to the contribution of Brookfield Office Properties’ residential land and housing division and the merger of Brookfield Homes Corporation with a subsidiary of the Company. This transaction took place between entities under common control and therefore these consolidated financial statements have been presented giving retroactive effect to the transaction for all periods presented. Our opinion is not qualified in respect of this matter.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Canada

February 13, 2012

26	2011 Annual Report

Management’s Responsibility on Internal Control over Financial Reporting

Management of Brookfield Residential Properties Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision, of the President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) as issued by the U.S. Financial Accounting Standard Board.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effective of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Management has assessed the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management determined that the Company maintained effective internal controls over financial reporting as of December 31, 2011. There are no material weaknesses that have been identified by management.

Brookfield Residential Properties Inc.’s internal control over financial reporting as at December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2011, and as stated in the Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, expressed an unqualified opinion on the effectiveness of Brookfield Residential Properties Inc.’s internal control over financial reporting.

/s/ Alan Norris

Alan Norris
President and Chief Executive Officer

/s/ Craig J. Laurie

Craig J. Laurie
Executive Vice-President and Chief Financial Officer

Calgary, Canada
February 13, 2012

Brookfield Residential Properties Inc.	27

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Residential Properties Inc.

We have audited the internal control over financial reporting of Brookfield Residential Properties Inc. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 13, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Canada

February 13, 2012

28	2011 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		As at December 31
	Note	2011	2010

Assets
Land and housing inventory	2	$2,113,245	$2,193,947
Investments in unconsolidated entities	3	143,821	137,203
Receivables and other assets	4	310,443	217,972
Restricted cash	5	9,128	7,366
Cash and cash equivalents		2,162	4,345
Deferred income tax assets	9	—	75,225

Total assets		$2,578,799	$2,636,058

Liabilities and Equity
Project specific and other financings	6	$825,687	$1,025,339
Notes payable	7	469,776	—
Accounts payable and other liabilities	8	247,420	288,456
Deferred income tax liabilities	9	27,773	—

Total liabilities		1,570,656	1,313,795

Other interests in consolidated subsidiaries	10	32,434	42,461

Preferred shares – 70,002 shares outstanding (December 31, 2010 – 9,995,739 shares outstanding)	11	1,748	288,065
Common shares – 99,342,718 shares outstanding (December 31, 2010 – 53,808,461 shares outstanding)	11	93,383	183,803
Additional paid-in-capital		404,777	151,617
Treasury stock, at cost	11	—	(110,807)
Retained earnings		390,429	692,855
Non-controlling interest	10	6,439	6,456
Accumulated other comprehensive income		78,933	67,813

Total equity		975,709	1,279,802

Total liabilities and equity		$2,578,799	$2,636,058

Commitments, contingent liabilities and other	14
Guarantees	15

See accompanying notes to consolidated financial statements

Brookfield Residential Properties Inc.	29

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		Years Ended December 31
	Note	2011	2010

Revenues
Land		$524,095	$354,822
Housing		483,990	599,352

Total revenues		1,008,085	954,174

Direct Cost of Sales
Land		(326,712)	(194,313)
Housing		(413,429)	(492,968)

Total direct cost of sales		(740,141)	(687,281)
Selling, general and administrative expense		(101,030)	(99,206)
Equity in earnings / (loss) from unconsolidated entities	3	4,119	(261)
Depreciation		(3,544)	(3,107)
Interest expense		(37,077)	—
Other (expense) / income	14	(252)	25,111

Income Before Income Taxes		130,160	189,430
Current income tax expense	9	(22,240)	(42,782)
Deferred income tax expense	9	(103,085)	(15,633)

Net Income		4,835	131,015

Other Comprehensive Income
Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries		(13,648)	35,209
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries		24,768	—

Comprehensive Income		$15,955	$166,224

Net Income / (Loss) Attributable To:
Consolidated		$4,835	$131,015
Non-controlling interests and other interests in consolidated subsidiaries	10	(2,453)	(1,464)

Brookfield Residential		$7,288	$132,479

Comprehensive Income / (Loss) Attributable To:
Consolidated		$15,955	$166,224
Non-controlling interests and other interests in consolidated subsidiaries	10	(2,453)	(1,464)

Brookfield Residential		$18,408	$167,688

Common Shareholders Earnings / Per Share
Basic	13	$0.07	$1.11
Diluted	13	$0.07	$1.11

Weighted Average Common Shares Outstanding (in thousands)
Basic	13	99,949	101,343
Diluted	13	100,217	101,431

See accompanying notes to consolidated financial statements

30	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2011	2010
Preferred Shares
Opening balance	$288,065	$288,171
Conversion of preferred shares upon merger transaction	(286,317)	(106)

Ending balance	1,748	288,065

Common Shares
Opening balance	183,803	96,813
Issuance of common shares	—	86,990
Elimination of treasury stock upon merger transaction	(110,700)	—
Preferred shares converted to common shares upon merger transaction	38,838	—
Purchase of common shares for escrowed stock plan	(18,558)	—

Ending balance	93,383	183,803

Additional Paid-in-Capital
Opening balance	151,617	150,406
Share-based compensation costs	5,680	1,105
Conversion of preferred shares upon merger transaction	247,480	106

Ending balance	404,777	151,617

Treasury Stock
Opening balance	(110,807)	(166,113)
Preferred share dividends	—	55,213
Stock option exercises	107	93
Cancellation of treasury stock upon merger transaction	110,700	—

Ending balance	—	(110,807)

Retained Earnings
Opening balance	692,855	887,356
Net income attributable to Brookfield Residential	7,288	132,479
Preferred share dividends	(178)	(19,995)
Conversion of equity to notes payable	(493,929)	—
Issuance of equity for notes receivable	200,000	—
Treasury stock issued	—	(45,213)
Distributions	(15,607)	(261,772)

Ending balance	390,429	692,855

Accumulated Other Comprehensive Income
Opening balance	67,813	32,604
Other comprehensive income	11,120	35,209

Ending balance	78,933	67,813

Total Brookfield Residential Properties Inc. Equity	$969,270	$1,273,346

Non-controlling Interest (Note 10)
Opening balance	$6,456	$16,105
Net income / (loss) attributable to non-controlling interest	—	(1,620)
(Distributions) / contributions	(17)	271
Non-controlling interest acquired	—	(8,300)

Ending balance	$6,439	$6,456

Total Equity	$975,709	$1,279,802

See accompanying notes to consolidated financial statements

Brookfield Residential Properties Inc.	31

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2011	2010
Cash Flows From / (Used in) Operating Activities
Net income	$4,835	$131,015
Adjustments to reconcile net income to net cash from operating activities:
(Undistributed) / distributed income from unconsolidated entities	(4,127)	204
Deferred income taxes	103,085	15,633
Non-cash interest converted into equity	1,674	—
Share-based compensation costs	5,680	1,105
Depreciation	3,544	3,107

Changes in operating assets and liabilities:
(Increase) / decrease in receivables and other assets	(119,298)	31,323
Decrease in land and housing inventory	70,860	33,593
Decrease in accounts payable and other liabilities	(40,347)	(538)
Other	(2,909)	(195)

Net cash from operating activities	22,997	215,247

Cash Flows (Used in) / From Investing Activities
Investments in unconsolidated entities	(16,102)	(42,604)
Distributions from unconsolidated entities	12,222	7,668
Change in restricted cash	(1,762)	1,155

Net cash used in investing activities	(5,642)	(33,781)

Cash Flows (Used in) / From Financing Activities
Drawings under project specific and other financings	187,097	147,890
Repayments under project specific and other financings	(176,314)	(337,151)
(Repayments) / drawings on bank indebtedness	(63,819)	316,992
Drawings from affiliate	66,000	10,000
Net distributions to non-controlling interest and other interests in consolidated subsidiaries	(5,799)	(3,492)
Exercise of stock options	107	93
Purchase of common shares for escrowed stock plan	(19,280)	—
Dividends paid to preferred shareholders	(10,062)	(73)
Distributions	—	(319,720)
Other	2,532	—

Net cash used in financing activities	(19,538)	(185,461)

Decrease in cash and cash equivalents	(2,183)	(3,995)
Cash and cash equivalents at beginning of year	4,345	8,015
Foreign exchange on cash	—	325

Cash and cash equivalents at end of year	$2,162	$4,345

Supplemental Cash Flow Information
Interest paid	$77,420	$62,495
Income taxes recovered	$2,736	$42,842

See accompanying notes to consolidated financial statements

32	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a)	Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transactions”). Pursuant to the merger and contribution agreement entered into by the Company, Brookfield Homes, Brookfield Office Properties and Brookfield Residential Acquisition Corp. on October 4, 2010 in respect of the merger: (a) Brookfield Residential Acquisition Corp., a direct wholly-owned subsidiary of the Company, merged with and into Brookfield Homes, with the result that Brookfield Homes became a wholly-owned subsidiary of the Company; and (b) Brookfield Office Properties and certain of its subsidiaries contributed to the Company equity interests in certain entities that, prior to the completion of the Transactions, owned all or substantially all of the assets of BPO Residential. Each outstanding share of Brookfield Homes common stock was converted into 0.764900530 of a share of the Company’s common shares (“Common Shares”), and each outstanding share of Brookfield Homes 8% convertible preferred stock was converted into one share of the Company’s 8% Convertible Preferred Shares, Series A (“Preferred Shares”). In connection with the closing of the merger, the Corporation issued: (i) 51,500,000 Common Shares to Brookfield Office Properties, (ii) 8,685,066 Common Shares to holders of shares of Brookfield Homes’ common stock, and (iii) 70,002 Preferred Shares, to holders of Brookfield Homes’ 8% convertible preferred stock, which Preferred Shares are convertible into Common Shares in accordance with their terms, at an issue price of $25 per Preferred Share. In exchange for the contribution of BPO Residential, Brookfield Office Properties also received two promissory notes totalling C$480.0 million ($493.9 million) and Brookfield Residential Common Stock.

This transaction took place between entities under common control and, as a result, has been accounted for as continuity of interest using the carried amount of assets and liabilities of both Brookfield Office Properties’ residential land and housing division and Brookfield Homes for comparative purposes. The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

(b)	Land and Housing Inventory

(i) Revenue recognition: Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is evident. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is evident.

(ii) Carrying values: In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company and through its unconsolidated entities, are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales, the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2012 and 2013 generally assume recent sales activity and normalized sales rates beyond 2013. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying

Brookfield Residential Properties Inc.	33

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(iii) Capitalized costs: Capitalized costs include the costs of acquiring land, development and construction costs, interest, property taxes and overhead related to the development of land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot proportionately.

(c)	Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(d)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Actual results could differ materially from these estimates.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(f)	Restricted Cash

Restricted cash includes cash held on deposit with a financial institution in the form of collateral, required by terms outlined in the total return swap transaction entered into by the Company and the cash collateralization of development letters of credit.

(g)	Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. They are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with ASC Topic 740, the Company assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. The Company assesses, on a quarterly basis, its ability to realize its deferred tax asset.

Provisions (benefits) for federal and state income taxes are calculated on reported pretax earnings (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax asset and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provision (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

34	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with ASC Topic 740, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. On a quarterly basis, the Company assesses the need for valuation allowances for deferred tax assets based on ASC Topic 740’s more-likely-than-not realization threshold criterion. In the Company’s assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, its experience with operating loss and tax credit carryforwards being used before expiration and tax planning alternatives.

In accordance with ASC Topic 740, the Company assesses whether a valuation allowance should be established based on its determination of whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The Company’s assessment of the need for a valuation allowance on its deferred tax assets includes assessing the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of ten to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in the Company’s historical analyses. The Company’s assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If the Company’s results of operations are less than projected and there is insufficient objectively verifiable evidence to support the likely realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

(h)	Share-Based Compensation

The Company accounts for stock option grants and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All stock options granted have exercise prices equal to the market value of the common shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in capital in 2011 as a result of an amendment to existing stock option awards made under the Brookfield Homes 2002 stock option plan and the approval and adoption of the Brookfield Residential option plan. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 12 “Share-Based Compensation” for further discussion.

(i)	Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars, which is the functional currency of the Company and the presentation currency of the consolidated financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated

Brookfield Residential Properties Inc.	35

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

(j)	Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings per share is calculated by dividing net earnings / (loss) attributable to Brookfield Residential less preferred share dividends by the weighted average number of common shares outstanding for the year. Diluted earnings / (loss) per share is calculated by dividing net income less preferred share dividends for the year by the average number of common shares outstanding including all potentially dilutive issuable shares under the option plan.

(k)	Advertising Costs

The Company expenses advertising costs as incurred and are included in the consolidated financial statements as selling, general and administrative expense.

(l)	Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(m)	Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impacts the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has the power to direct the activities of a VIE that most significantly impacts the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “Land and housing inventory.” The interests of others included in accounts payable and other liabilities. See Notes 2 “Land and Housing Inventory” and 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(n)	Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815, Derivatives and Hedging. ASC Topic 815 requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in the current earnings during the period of change. Income and/or expense from interest rate swaps are recognized as an adjustment to other (expense) / income. The Company accounts for income and expense from interest rate swaps over the period to which the payments and/or receipts relate.

36	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(o)	Fair Value Instruments

The Financial Accounting Standard Board’s (“FASB”) authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities, is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

(p)	Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which provides a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance changes certain fair value measurement principles and expands the disclosure requirements particularly for Level 3 fair value measurements. The guidance is effective for the Company beginning January 1, 2012 and is to be applied prospectively. The adoption of this guidance, which relates primarily to disclosure, is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which requires an entity to report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but continuous statements. As permitted, the Company elected to prepare a single continuous statement. The adoption of this guidance, which relates to presentation only, did not impact the Company’s consolidated financial position, results of operations or cash flows.

Note 2.	Land and Housing Inventory

Land and housing inventory includes land under development and land held for development which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	December 31
	2011	2010
Land and land under development	$1,948,857	$1,974,497
Housing inventory	138,034	190,882
Model homes	26,354	28,568

Total	$2,113,245	$2,193,947

The Company capitalizes interest which is expensed as housing units and building lots are sold. For the years ended December 31, 2011 and 2010, interest incurred and capitalized by the Company was $37.8 million and $61.6 million, respectively. Capitalized interest expensed as direct cost of sales for the same periods was $88.8 million and $49.6 million, respectively.

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $24.1 million (December 31, 2010 – $25.2 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $24.1 million (December 31, 2010 – $25.2 million) for the assumed third-

Brookfield Residential Properties Inc.	37

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

party investment in the VIE. Where the land sellers are not required to provide the Company financial information related to the VIE, certain assumptions by the Company were required in its assessment as to whether or not it is the primary beneficiary.

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $57.6 million (December 31, 2010 – $49.5 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $143.6 million (December 31, 2010 – $151.6 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

Year of Expiry	Number of Lots	Total Exercise Price

2012	—	$—
2013	—	—
Thereafter	6,016	143,613

	6,016	$143,613

The Company holds agreements for a further 4,878 acres (December 31, 2010 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $6.2 million (December 31, 2010 – $5.8 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $59.0 million (December 31, 2010 – $59.6 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3.	Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of December 31, 2011, the Company was involved with 14 unconsolidated entities in which it has less than a controlling interest. Investments in unconsolidated entities includes $28.3 million (December 31, 2010 – $26.4 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,842 lots (December 31, 2010 – 2,759 lots) under option. The Company’s share of the total exercise price of these options is $95.3 million (December 31, 2010 – $93.2 million). Summarized condensed financial information on a combined 100% basis of the unconsolidated entities follows:

	December 31
	2011	2010
Assets
Land and housing	$341,246	$320,170
Other assets	8,707	8,009

	$349,953	$328,179

Liabilities and Equity
Project specific financings	$48,352	$33,173
Accounts payable and other liabilities	20,554	22,371
Equity
Brookfield Residential’s interest	143,821	137,203
Others’ interest	137,226	135,432

	$349,953	$328,179

38	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2011	2010
Revenue and Expenses
Revenue	$42,354	$12,711
Direct cost of sales	(38,379)	(15,228)
Other income	3,709	2,776

Net income	$7,684	$259

Brookfield Residential’s share of net income / (loss)	$4,119	$(261)

In reporting the Company’s share of net income, all inter-company profits or losses from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt in its unconsolidated entities. At December 31, 2011, the Company had completion guarantees of $4.1 million (December 31, 2010 – nil) and limited maintenance guarantees of $11.7 million (December 31, 2010 – $13.8 million) with respect to debt in its unconsolidated entities.

Note 4.	Receivables and Other Assets

The components of receivables and other assets included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2011	2010

Receivables	$279,083	$179,423
Other assets	31,360	38,549

	$310,443	$217,972

The components of receivables included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2011	2010

Real estate receivables (a)	$167,376	$36,927
Development recovery receivables (b)	82,620	83,404
Sundry receivables (c)	17,613	30,872
Notes receivable	—	19,000
Proceeds and escrow receivables (d)	9,491	4,943
Taxes receivable	173	3,288
Refundable deposits	1,810	989

	$279,083	$179,423

(a)	Real estate receivables include vendor take back (“VTB”) mortgages receivable. The VTB collection terms range from nine months to three years and bear variable interest from Canadian prime to prime plus 3% and fixed interest rates of 6% (December 31, 2010 – Canadian prime plus 1% and fixed interest rates between 7% and 8%).
(b)	The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain Metro Districts and developers whereby the Company has undertaken to put in place the infrastructure costs for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 1% to 6% (December 31, 2010 – U.S. prime plus 1% to 6%). The fair value of these receivables is determined by discounting contractual principal and interest payments, where required, at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and credit spreads for instruments with similar terms and risk.

Brookfield Residential Properties Inc.	39

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(c)	Sundry receivables are comprised of development recoveries, lot interest receivable, goods and services tax receivable and miscellaneous amounts.
(d)	Proceeds and escrow receivables relate to receivables held in trust due to timing of housing sales and lots that closed at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.

As at December 31, 2011 and December 31, 2010, allowances for doubtful accounts of nil and $5.2 million, respectively, have been included in the totals above.

The components of other assets included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2011	2010

Non-refundable earnest funds and investigation fees (a)	$15,499	$19,721
Capital assets (b)	12,312	13,762
Prepaid expenses	1,592	1,963
Swap contracts (Note 14 (c) and (d))	1,088	2,238
Other	869	865

	$31,360	$38,549

(a)	Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisition and options that are incurred prior to taking title of a property.
(b)	Capital assets are recorded at cost less accumulated amortization. The Company provides for amortization using the straight line method. Leasehold improvements are amortized over the term of the lease and equipment is amortized over three to five years. Included in capital assets is accumulated amortization of $10.8 million (December 31, 2010 – $8.5 million).

Note 5.	Restricted Cash

At December 31, 2011, the Company had restricted cash of $9.1 million (December 31, 2010 – $7.4 million). The balance of $9.1 million (December 31, 2010 – nil) relates to cash collateralization of development letters of credit and nil (December 31, 2010 – $7.4 million) relates to cash collateralization of a total return swap transaction.

Note 6.	Project Specific and Other Financings

Project specific and other financings consist of the following:

	December 31
	2011	2010

Project specific financings (a)	$249,185	$239,614
Bank indebtedness (b)	350,502	421,685
Due to affiliates (c)	226,000	364,040

	$825,687	$1,025,339

(a)	Project Specific Financings

Project specific financings of $249.2 million (December 31, 2010 – $239.6 million) provided by a variety of lenders are revolving, bear interest at floating and fixed interest rates at a weighted average rate of 3.99% as at December 31, 2011 (December 31, 2010 – 3.93%) and are secured by land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project specific financings mature as follows: 2012 – $139.8 million; 2013 – $81.5 million; 2014 – $18.5 million; 2015 – $1.0 million and 2016 and onwards – $8.4 million.

Project specific financings consist of the following:

	December 31
	2011	2010

Secured facilities (i)	$200,645	$216,858
Secured VTB mortgages (ii)	48,540	22,756

	$249,185	$239,614

40	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(i)	$174.1 million (December 31, 2010 – $170.0 million) of the Company’s project specific financings have variable interest rates ranging from prime to LIBOR plus 3.50% and fixed rates ranging from 1.50% to 6.00%. These facilities require Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325.0 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth of no greater than 2.50 to 1.0.

$18.8 million (December 31, 2010 – $46.8 million) of the Company’s project specific financings have floating interest rates ranging from the lower of prime less 0.50% to prime with some facilities having a floor of 5.00% to 5.25%. The remainder of this debt bears fixed interest rates ranging from 5.50% to 6.00% and is secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a minimum net worth of $80.0 million and a debt to net tangible worth ratio of not greater than 1.25 to 1.0.

$7.7 million (December 31, 2010 – nil) of the Company’s project specific financings have floating interest rates ranging from the lower of LIBOR plus 3.00% and a floor of 3.32% and are secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $200.0 million and a net indebtedness to capitalization ratio of no greater than 65%.

(ii)	$48.5 million (December 31, 2010 – $22.8 million) of the Company’s project specific financings consist of 14 secured VTB mortgages (December 31, 2010 – 11 secured VTB mortgages).

Eleven secured VTB mortgages (December 31, 2010 – nine secured VTB mortgages) in the amount of $42.2 million (December 31, 2010 – $19.5 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$43.1 million (December 31, 2010 – C$19.5 million). The interest rate on this debt ranges from 3.25% to 6.00% and the debt is secured by related lands. As at December 31, 2011, these borrowings have not been subject to financial covenants.

Two secured VTB mortgages (December 31, 2010 – one secured VTB mortgage) in the amount of $4.8 million (December 31, 2010 – $1.8 million) relate to raw land held for development by Brookfield Homes Holdings LLC. The interest rate on this debt is fixed at 5.00% and 10.00% and the debt is secured by related lands. As at December 31, 2011, these borrowings have not been subject to any financial covenants.

One secured VTB mortgage (December 31, 2010 – one secured VTB mortgage) in the amount of $1.5 million (December 31, 2010 – $1.5 million) relates to raw land held for development by Brookfield Residential (US) LLC. The interest rate on this debt is fixed at 6.00% and the debt is secured by related lands. As at December 31, 2011, these borrowings have not been subject to financial covenants.

As at December 31, 2011, the Company was in compliance with all financial covenants related to project specific financings.

(b)	Bank Indebtedness

The Company has four secured credit facilities with various Canadian banking lenders totalling $341.5 million (December 31, 2010 – $421.7 million) and one unsecured credit facility with a U.S. bank totalling $9.0 million (December 31, 2010 – nil). Bank indebtedness consists of the following:

	December 31
	2011	2010

Secured credit facilities (i)	$341,502	$421,685
Unsecured credit facility (ii)	9,000	—

	$350,502	$421,685

(i)	The secured facilities are repayable in Canadian dollars in the amount of C$348.9 million (US$341.5 million) at December 31, 2011 (December 31, 2010 – C$421.0 million (US$421.7 million)). These facilities allow the Company to borrow up to approximately C$533.5 million (US$522.1 million) as at December 31, 2011 (December 31, 2010 – C$516.5 million (US$517.4 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 1.00% for any amounts drawn and are repayable on demand with a term out period ranging from 90 to 364 days. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over all of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

Brookfield Residential Properties Inc.	41

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The Brookfield Residential (Alberta) LP facilities include a minimum net worth requirement of C$300.0 million (US$293.6 million) and a debt to equity covenant of no greater than 1.75 to 1.0 for its limited partnership. The Brookfield Homes (Ontario) Limited facility includes two covenants: a minimum debt to tangible net worth ratio of 2.0 to 1.0 and a net worth requirement of C$80.0 million (US$78.3 million).

(ii)	The unsecured credit facility is repayable in U.S. dollars in the amount of $9.0 million at December 31, 2011 (December 31, 2010 – nil). The facility was entered into on April 6, 2011 and permits the Company to borrow up to $10.0 million as at December 31, 2011. The credit facility bears an interest rate of LIBOR plus 3%. The facility requires Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300.0 million, and a net indebtedness to tangible net worth of no greater than 2.5 to 1.0.

As at December 31, 2011, the Company was in compliance with all financial covenants related to bank indebtedness.

(c)	Due to Affiliates

On November 2, 2011, Brookfield Residential reached an agreement with Brookfield Asset Management Inc. to consolidate its two existing lines of credit of $225.0 million into one $300.0 million line.

At December 31, 2011, amounts due to affiliates includes $226.0 million (December 31, 2010 – $364.0 million) on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management Inc. Prior to the March 31, 2011 merger, one unsecured facility due to a subsidiary of Brookfield Office Properties had a balance drawn of $204.0 million at December 31, 2010. The unsecured facility was eliminated on completion of the merger transaction. The revolving operating facility is in a principal amount, not to exceed $300 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the year ended December 31, 2011, interest of $14.8 million (2010 – $10.2 million) was incurred related to this facility and the previously facilities.

These facilities have covenants to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of December 31, 2011, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

Note 7.	Notes Payable

Notes payable consists of the following:

	December 31
	2011	2010

Senior note payable (a)	$259,355	$—
Junior note payable (b)	210,421	—

	$469,776	$—

On March 31, 2011, the Company entered into two unsecured promissory notes payable to Brookfield Office Properties, a C$265.0 million (US$273.0 million) senior note and a C$215.0 million (US$221.5 million) junior subordinated note.

(a)	The senior note had a fixed rate of interest of 6.5% and a term to December 31, 2015 with principal payments of C$50.0 million due on each of the last business day of 2012, 2013 and 2014 and the balance of C$115.0 million to be paid on December 31, 2015. On November 2, 2011, Brookfield Office Properties and the Company agreed to amend the terms of the $265.0 million of senior note transaction debt such that the scheduled principal payments of C$50.0 million during each of the next three years will be due along with the final payment of C$115.0 on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.5%.
(b)	The C$215.0 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020.

The covenants with respect to both of these notes payable are that the Company maintains total equity of $750.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of December 31, 2011, the Company was in compliance with both covenants relating to notes payable.

42	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 8.	Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s balance sheets are summarized as follows:

	December 31
	2011	2010

Trade payables and other accruals	$64,681	$81,178
Development costs payable (a)	49,357	51,040
Accrued and deferred compensation	25,117	33,857
Consolidated land option contracts (b)	24,098	25,206
Current income taxes payable (Note 9)	21,179	—
Customer deposits	16,350	47,559
Swap contracts (Note 14 (c) and (d))	15,603	15,206
Loans from other interests in consolidated subsidiaries (c)	14,255	14,168
Warranty costs (Note 14 (b))	11,161	12,166
Share-based compensation (Note 12)	5,619	8,076

	$247,420	$288,456

(a)	Provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.
(b)	Includes the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in Housing and Land Inventory. See Note 2 “Housing and Land Inventory.”
(c)	Includes monies held on deposit from certain non-controlling members.

Note 9.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax (liability) / assets are as follows:

	December 31
	2011	2010
Net deferred tax (liabilities) / assets
Differences relating to land and housing inventory	$(22,123)	$16,332
Compensation deductible for tax purposes when paid	1,868	8,686
Differences related to derivative instruments	4,780	4,927
Loss carry-forwards	79,714	45,317
Other	268	(37)

Net deferred tax assets before valuation allowance	64,507	75,225
Cumulative valuation allowance	(92,280)	—

Net deferred tax (liabilities) / assets	$(27,773)	$75,225

During the year, the Company has recorded significant deferred tax assets. These deferred tax assets were generated primarily by inventory impairments in prior periods. In accordance with ASC Topic 740, the Company assessed whether a valuation allowance should be established based on its determination of whether it is more-likely-than-not that some portion of all of the deferred tax assets will not be realized.

The provision for income taxes for each of the fiscal years ended December 31, 2011 and 2010 is set forth below:

	December 31
	2011	2010
Current	$(22,240)	$(42,782)
Deferred	(103,085)	(15,633)

	$(125,325)	$(58,415)

Brookfield Residential Properties Inc.	43

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

A reconciliation of the Company’s effective tax rate from the federal statutory tax rate for the fiscal year ended December 31, 2011 and 2010 is as follows:

	December 31
	2011	2010
Statutory rate	26.5%	28.0%
Non-temporary differences	1.6	—
Return to provision	4.9	—
Risk difference from statutory rate	(7.4)	(0.6)
Change in tax rates on temporary differences	(0.2)	—
Change in valuation allowance	70.9	—
Other	—	3.2

Effective tax rate	96.3%	30.6%

The Company currently operates in four different states in the U.S. and therefore is subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore is subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income / loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company’s tax strategies, the estimated effective tax rate for the Company is 96.3% and 30.6%, for fiscal years 2011 and 2010, respectively. The increase in the effective rate for 2011 is due in large part to the valuation allowance taken on its U.S. deferred tax assets.

In accordance with the provision of ASC Topic 740, the Company assesses, in each quarter and at each reporting period, its ability to realize its deferred tax assets. In determining the need for a valuation allowance, the Company considered the following significant factors: an assessment of recent years’ profitability and losses, the Company’s expectation of profits based on margins and volumes expected to be realized, the long period for 10 to 20 years or more in all significant operating jurisdictions before the expiry of net operating losses, noting further that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law. The Company assesses the ability to realize its deferred tax assets by taxing jurisdiction and therefore includes both the Canadian jurisdiction as well as the U.S. jurisdiction. Canadian operations continue to be profitable in the Ontario and Alberta markets and as such, it is more-likely-than-not that the deferred tax assets related to the Canadian companies can be realized.

The Company has recorded significant deferred tax assets for its U.S. operations. These deferred assets were generated primarily by inventory impairments. The Company believes that the continued downturn in the housing market, the uncertainty as to its length and magnitude, are significant evidence of the need for a valuation allowance against its net deferred tax assets. The Company has therefore recorded a valuation allowance against its entire net deferred tax assets related to its U.S. operations.

The Company is allowed to carryforward tax losses for up to 20 years and apply such tax losses to future taxable income to realized federal deferred tax assets. As of December 31, 2011, the Company believes it will have approximately $80.0 million of tax loss carryforwards, resulting from losses that it recognized on its prior period tax returns. The Company will be able to reverse the previously recognized valuation allowances during any future period for which it reports book income before income taxes. The Company will continue to review its deferred tax assets in accordance with ASC Topic 740.

Note 10.	Other Interests in Consolidated Subsidiaries, Unconsolidated Entities and Non-controlling Interest

Other interests in consolidated subsidiaries include ownership interests of certain business unit presidents of the Company totalling $32.4 million (December 31, 2010 – $42.5 million). In the event that a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the then estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the years ended December 31, 2011 and 2010:

	December 31
	2011	2010

Other interests in consolidated subsidiaries, beginning of year	$42,461	$47,011
Net loss attributable to other interests in consolidated subsidiaries	(2,453)	(976)
Distributions from other interests in consolidated subsidiaries	(7,574)	(3,574)

Other interests in consolidated subsidiaries, end of year	$32,434	$42,461

44	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Non-controlling interest includes third-party investments of consolidated entities of $6.4 million (December 31, 2010 – $6.5 million).

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net loss attributable to non-controlling interest, which for the year ended December 31, 2011 was nil (2010 – nil) and other interests in consolidated subsidiaries for the year ended December 31, 2011 was $7.6 million (2010 – $1.0 million).

As of January 1, 2010, the Company had a 50% non-controlling interest in a land development project with a third party where by the assets, liabilities and results of operations were consolidated into the financial statements with the corresponding non-controlling interest presented. On March 9, 2010, the Company acquired the remaining 50% non-controlling interest in the unconsolidated entity for a nominal dollar amount. The excess of the non-controlling interest acquired over the consideration was recorded as a deemed contribution to equity.

The following table reflects the changes in the Company’s non-controlling interest related to the unconsolidated entity for the year ended December 31, 2010:

December 31
2010

Balance, beginning of year	$8,788
Net loss attributable to non-controlling interest	(488)
Non-controlling interest acquired	(8,300)

Balance, end of year	$—

Note 11.	Equity

(a)	Preferred Shares

The Company has an unlimited number of preferred shares without par value are authorized, of which 70,002 shares are designated as Brookfield Residential 8% convertible preferred shares, series A.

Preferred shares issued and outstanding changed as follows:

December 31
2011

Preferred shares outstanding, beginning of year	9,995,739
Conversion of preferred shares	(9,925,737)

Preferred shares outstanding, end of year	70,002

The Brookfield Residential 8% convertible preferred shares are convertible at the option of the shareholder into common shares of the Company, at a conversion rate of 2.731787607 common shares per convertible preferred share, which is equivalent to a conversion price of $9.15 per share. Dividends on convertible preferred shares will be fully cumulative, without interest, from the date of original issuance of the convertible preferred shares and will be payable semi-annually in arrears. There were no preferred share dividends in arrears for the year ended December 31, 2011 (December 31, 2010 – nil). The 8% convertible preferred shares, series A are perpetual and do not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Company’s common shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all such preferred shares to be automatically converted into common shares.

As part of the merger transaction, $38.8 million of preferred shares issued by the Brookfield Office Properties’ residential division were eliminated upon the completion of the merger transaction.

Brookfield Residential Properties Inc.	45

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b)	Common Shares

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

December 31 2011

Common shares outstanding, beginning of year	53,808,461
Conversion of common shares upon merger transaction	(12,650,341)
Issuance of common shares upon merger transaction	60,184,598

Common shares issued, end of year	101,342,718

Repurchase of common shares for escrowed stock plan (Note 12(a))	(2,000,000)

Common shares outstanding, end of year	99,342,718

On March 31, 2011, Brookfield Residential consolidated its 53,808,461 common shares held by Brookfield Asset Management Inc. at the merger conversion ratio of 0.76490053 to 41,158,120 common shares.

On completion of the merger transaction, Brookfield Office Properties received 51,500,000 common shares of Brookfield Residential common shares for its contribution of BPO Residential. In addition 11,354,500 shares of Brookfield Homes common stock was converted at the merger exchange ratio of 0.76490053 to 8,684,598 common shares of Brookfield Residential.

(c)	Treasury Stock

Prior to March 31, 2011, Brookfield Homes had a share repurchase program that allowed Brookfield Homes to repurchase in aggregate up to $144.0 million of the Company’s outstanding common shares. During the year ended December 31, 2010, 1,213,393 treasury shares were issued pursuant to a stock dividend paid to the preferred stockholders. This issuance of treasury shares was accounted for on an average cost basis. The difference between the amount of the $10.0 million dividend and the average cost of the treasury shares of $55.2 million issued has been charged to retained earnings. At March 31, 2011, the treasury stock of Brookfield Homes of $110.7 million was cancelled as a result of the completion of the merger transaction.

Note 12.	Share-Based Compensation

(a)	Option Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of common shares. The exercise price is the volume-weighted average trading price for common shares on the New York Stock Exchange for the five business days preceding the effective grant date.

As a result of the merger transaction, the outstanding options of Brookfield Homes were exchanged for options under the Company’s share plan, exercisable upon the same terms and conditions as under the Brookfield Homes share plans. At March 31, 2011, the in-the-money Brookfield Homes options were converted at the merger exchange ratio of 0.76490053 Brookfield Residential options for each Brookfield Homes option. The out-of-the-money Brookfield Homes options were cancelled and replaced with new options of Brookfield Residential with an equivalent Black-Scholes value. All values and disclosures below relating to Brookfield Homes’ options have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

Brookfield Residential grants options to purchase shares at the exercise price of the options, determined in accordance with the stock option plan. The fair value of the Company’s stock option awards is estimated at the grant date using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards are expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s and Brookfield Homes Corporation’s common shares. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option award granted. The Company uses historical data obtained from Brookfield Residential and Brookfield Homes to estimate stock option exercises and forfeitures within its valuation model. The expected term of stock option awards granted for some participants is derived from historical exercise experience under the Company’s stock option plan and represents the period of time that stock option awards granted are expected to be outstanding.

During the years ended December 31, 2011 and 2010, Brookfield Residential granted a total of 1,618,380, and 442,877 new share options, respectively, to eligible employees that are subject to graded vesting. The Company also granted 1,500,000 escrowed stock options to an executive. The significant weighted average assumptions relating to the valuation of the Company’s stock options granted during the years ended December 31, 2011 and 2010 are as follows:

46	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

	December 31
	2011	2010

Dividend yield	—	—
Volatility rate	45%	72%
Risk-free interest rate	2.5%	3.7%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in income relating to the Company’s stock options during the years ended December 31, 2011 and 2010 was an expense of $5.7 million and $1.1 million, respectively. The following tables set out the number of common shares that employees of the Company may acquire under options granted under the Company’s stock option plans:

	December 31, 2011		December 31, 2010
	Total Shares	Total Weighted Average per Share Exercise Price	Total Shares	Total Weighted Average per Share Exercise Price

Outstanding, beginning of year	2,017,043	$12.92	1,648,361	$13.35
Granted	3,118,380	$10.96	442,877	$10.18
Exercised	(34,421)	$3.09	(29,066)	$3.22
Cancelled	(427,576)	$41.52	(45,129)	$8.05

Outstanding, end of year	4,673,426	$9.07	2,017,043	$12.92

Options exercisable, end of year	217,844	$5.97	387,805	$34.50

At December 31, 2011, the aggregate intrinsic value of options currently exercisable is $0.6 million (December 31, 2010 – $0.8 million) and the aggregate intrinsic value of options outstanding is $3.0 million (December 31, 2010 – $5.0 million).

A summary of the status of the Company’s unvested options included in equity as of December 31, 2011 and 2010 and changes during the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	Shares	Weighted Average Fair Value Per Share	Shares	Weighted Average Fair Value Per Share

Unvested options outstanding, beginning of year	1,629,238	$3.26	1,388,906	$1.97
Granted	3,118,380	$5.35	442,877	$7.03
Vested	(223,198)	$4.21	(158,181)	$1.45
Cancelled	(68,838)	$0.53	(44,364)	$4.50

Unvested options outstanding, end of year	4,455,582	$4.77	1,629,238	$3.26

At December 31, 2011, there was $11.7 million (December 31, 2010 – $3.6 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 4.1 years (December 31, 2010 – 2.8 years).

The Corporation’s Board of Directors approved an escrowed stock plan on June 16, 2011, which allows a certain executive to increase his ownership of Brookfield Residential’s common shares. Under the escrowed plan, a private company was capitalized with common shares (the “escrowed shares”) and preferred shares issued to Brookfield Residential for cash proceeds. On June 23, 2011, the initial proceeds were used to purchase 2 million common shares of the Corporation from Brookfield Asset Management Inc. with 75% of the escrowed shares granted to the executive. Awards under the escrowed stock plan will not vest until five years after the date of grant and will ultimately be received in the form of common shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be acquired by the Company in exchange for issuance of common shares from treasury of the Company, where the value of the common shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the value of the common shares held by the private

Brookfield Residential Properties Inc.	47

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

company less the net liabilities and preferred share obligations of the private company. The private company will then be immediately wound up or merged into the Company and the common shares held by the private company will be cancelled, resulting in a reduction in the total number of common shares issued.

(b)	Deferred Share Unit Plan

Brookfield Homes had a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors could, at their option, receive all or a portion of their annual bonus awards or retainers, respectively, in the form of deferred share units. Brookfield Homes could also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, Brookfield Homes had a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees received a portion of their annual compensation in the form of deferred share units. At March 31, 2011, as a result of the merger transaction, the outstanding deferred share units of Brookfield Homes’ issued under the DSUP and MDSUP were exchanged for deferred share units of Brookfield Residential deferred share units at the merger exchange ratio of 0.76490053. All values and disclosures below relating to Brookfield Homes’ DSUPs and MDSUPs have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under the Brookfield Residential’s DSUP and MDSUP at December 31, 2011 and 2010:

	December 31
	2011	2010

Outstanding, beginning of year	723,747	716,030
Granted	1,327,781	18,240
Redeemed	(180,428)	(10,523)

Outstanding, end of year	1,871,100	723,747

Deferred share units vested at December 31	520,574	467,204

Of the 1,871,100 units outstanding under the DSUP, 1,350,526 (December 31, 2010 – 256,543) units vest over the next five years. As of December 31, 2011, 26,020 (December 31, 2010 – 56,124) units are outstanding under the MDSUP.

The liability of $5.6 million (December 31, 2010 – $8.1 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for years ended December 31, 2011 and 2010 was an expense of $0.3 million and expense of $2.3 million, respectively.

Note 13.	Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2011 and 2010 were calculated as follows:

	Years Ended December 31
	2011	2010
Numerator:
Net income attributable to Brookfield Residential	$7,288	$132,479
Less: Preferred share dividends	(178)	(19,995)

Net income attributable to common shareholders	$7,110	$112,484

Denominator:
Basic weighted average shares outstanding	99,949	101,343
Net effect of share options assumed to be exercised	268	88

Diluted weighted average shares outstanding	100,217	101,431

Basic earnings per share	$0.07	$1.11

Diluted earnings per share	$0.07	$1.11

As the merger transaction was deemed to take place between entities under common control and has been accounted for as continuity of interest, the years ended December 31, 2011 and 2010, use the basic and diluted average shares outstanding of the combined entities.

Note 14.	Commitments, Contingent Liabilities and Other

(a) A subsidiary of the Company is party to a lawsuit that has been filed in Delaware Chancery Court, alleging breach of fiduciary duties relating to the merger transaction. The subsidiary has filed a Motion to Dismiss the Complaint on the grounds that no fiduciary duties are owed and, if unsuccessful, management intends to vigorously defend these claims and believes the claims are without merit and that this action will not have a material adverse effect on the consolidated financial condition,

48	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

results of operations or cash flows of the Company. An estimate of the possible loss or range of loss cannot be made at this time.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the years ended December 31, 2011 and 2010:

	Years Ended December 31
	2011	2010

Balance, beginning of year	$12,166	$13,892
Payments and other adjustments made during the year	(3,948)	(3,464)
Warranties issued during the year	3,045	3,783
Adjustments made for pre-existing warranties	(102)	(2,045)

Balance, end of year	$11,161	$12,166

(c) The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at December 31, 2011, the Company had four interest rate swap contracts outstanding totalling $100.0 million at an average rate of 4.9% per annum. The contracts expire between 2012 and 2017. At December 31, 2011, the fair market value of the contracts was a liability of $15.6 million (December 31, 2010 – liability of $15.2 million) and was included in accounts payable and other liabilities. Expense of $7.0 million and $1.0 million, respectively, was recognized during the years ended December 31, 2011 and 2010, respectively, and was included in other (expense) / income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

(d) The Company is exposed to financial risk that arises from fluctuations in its common share price. To hedge against future deferred share unit payments, in September 2011, the Company entered into a total return swap transaction at an average cost of $6.42 per share on 782,483 shares, maturing in September 2016. In August 2010, the Company entered into a total return swap transaction at an average cost of $9.39 per share on 782,482 shares, which matured in August 2011. At December 31, 2011, the fair market value of the total return swap was an asset of $1.1 million and was included in accounts receivable and other assets (December 31, 2010 – asset of $2.2 million). Expense of $3.5 million and income of $1.4 million were recognized during the years ended December 31, 2011 and 2010, respectively, and were included in selling, general and administrative expense. Also included in selling, general and administrative expense for the years ended December 31, 2011 and 2010 was income of $2.4 million and expense of $3.4 million, respectively, relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied. See Note 16 for additional disclosure.

(e) The Company has committed to future minimum payments for lease and other obligations as follows:

Year of Expiry

2012	$5,497
2013	5,272
2014	4,135
2015	3,146
2016	2,809
Thereafter	5,694

$26,553

Brookfield Residential Properties Inc.	49

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(f) As at December 31, 2011, $15.5 million (December 31, 2010 – $19.7 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $69.7 million (December 31, 2010 – $86.5 million).

Note 15.	Guarantees

(a) The Company has provided financial guarantees for bonds which, as at December 31, 2011, amount to $18.1 million (December 31, 2010 – $18.1 million), which have not been recognized in the consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and is terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these municipal bonds.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at December 31, 2011, these guarantees amounted to $238.3 million (December 31, 2010 – $236.1 million), which have not been recognized in the consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 16.	Fair Value Measurements

ASC Topic 820 Fair Value Measurements and Disclosures provides a framework for measuring fair value, expands disclosures about fair value measurements and establishes a fair value hierarchy which requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The hierarchy is summarized as follows:

•	Level 1 – Fair value determined based on quoted prices in active markets for identical assets.

•	Level 2 – Fair value determined using significant other observable inputs.

•	Level 3 – Fair value determined using significant unobservable inputs.

The Company’s financial assets and liabilities are measured at fair value on a recurring basis and are as follows:

	Fair Value Measurements Using Significant Observable Inputs (Level 2)
	2011	2010

Interest rate swap contracts at December 31	$(15,603)	$(15,206)

The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	2011	2010

Equity swap contract at December 31	$1,088	$2,238

The fair value measurement for the equity swap contract is determined based on the notional amount, share price, the number of underlying shares and the three month LIBOR rate.

50	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following is a reconciliation of Level 3 (equity swaps) fair measurements:

	Year Ended December 31
	2011	2010
Balance, beginning of year	$2,238	$674
Total (losses) / gains for the year:
Included in earnings (or changes in net assets)	(3,477)	1,564
Purchases issues, sales, and settlements:
Purchases	—	—
Issues	—	—
Sales	—	—
Settlements	2,327	—

Balance, end of year	$1,088	$2,238

The fair value measurements for housing and land inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the year ended December 31, 2011, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog, estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2012 and 2013 generally assume recent sales activity and normalized sales rates beyond 2013. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the years ended December 31, 2011 and December 31, 2010, no impairment charge was recognized.

Receivables are measured at amortized cost. Carrying value approximates fair value due to the floating interest rates being charged or due to the short-term nature of the assets.

The Company’s financial liabilities, which include project specific and other financings, bank indebtedness, due to affiliates, notes payable and accounts payable and other liabilities, are measured at amortized cost.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at December 31, 2011, the fair value exceeded its book value of all outstanding debt by $55.9 million (December 31, 2010 – fair value of debt exceeded book value by $6.0 million). The lands to which these borrowings relate generally secure these principal amounts.

The carrying value of bank indebtedness approximates fair value due to its floating rate nature and the carrying value of accounts payable and other liabilities approximates fair value due to their short-term nature.

Note 17.	Segmented Information

As defined in ASC Topic 280, Segmented Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single-family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using segment

Brookfield Residential Properties Inc.	51

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

operating income. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

The following tables summarize select information on the Company’s statements of operations and balance sheets by reportable segments:

	Year Ended December 31, 2011
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total

Revenues	$767,241	$163,244	$77,600	$—	$1,008,085
Direct cost of sales	(505,820)	(159,565)	(74,756)	—	(740,141)

	261,421	3,679	2,844	—	267,944
Expenses	(44,265)	(17,019)	(21,056)	(55,444)	(137,784)

Income before income taxes	$217,156	$(13,340)	$(18,212)	$(55,444)	$130,160

Total assets	$1,171,625	$692,017	$712,436	$2,721	$2,578,799

	Year Ended December 31, 2010
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$599,316	$242,658	$112,200	$—	$954,174
Direct cost of sales	(379,459)	(204,826)	(102,996)	—	(687,281)

	219,857	37,832	9,204	—	266,893
Expenses	(22,546)	(25,036)	(16,322)	(13,559)	(77,463)

Income before income taxes	$197,311	$12,796	$(7,118)	$(13,559)	$189,430

Total assets	$1,170,310	$751,234	$714,514	$—	$2,636,058

The following tables set forth information on unconsolidated entities by the Company’s reportable segments:

	Years Ended December 31
Equity in (Loss) / Earnings from Unconsolidated Entities	2011	2010

Canada	$—	$(69)
California	4,256	1,370
Central and Eastern U.S.	(137)	(604)

Subtotal	4,119	697

Corporate and other	—	(958)

Total	$4,119	$(261)

	Years Ended December 31
	2011	2010
Investments in Unconsolidated Entities

Canada	$12,537	$12,834
California	84,181	77,790
Central and Eastern U.S.	47,103	46,579

Subtotal	143,821	137,203

Corporate and other	—	—

Total	$143,821	$137,203

52	2011 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 18.	Related Party Transactions

There are agreements among the Company’s affiliates to which we are a party or subject to, including a name license, one unsecured revolving credit facilities, and two notes payable. Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions as of December 31, 2011 were:

•

Notes payable of $469.8 million (December 31, 2010 – nil) are due to Brookfield Office Properties, an affiliate of the Company. The notes consist of a C$265.0 million senior unsecured promissory note and a C$215.0 million junior unsecured promissory note. For the years ended December 31, 2011 and 2010, interest of $27.4 million and nil, respectively, was incurred relating to these facilities.

•

Unsecured revolving operating facility in the aggregate principal amount of $226.0 million (December 31, 2010 – $160.0 million) with a subsidiary of Brookfield Asset Management Inc. For the years ended December 31, 2011 and 2010, interest of $14.8 million and $10.2 million, respectively, was incurred relating to this facility.

•

A subsidiary of the Company entered into an agreement to purchase two million common shares of the Company from Brookfield Asset Management Inc. in order to fund an escrowed stock plan without dilution to shareholders on June 23, 2011. The total consideration relating to the purchase of the shares was $19.3 million (2010 – nil).

Brookfield Residential Properties Inc.	53